UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 2013

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐            No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐            No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐           No ☒

EMBOTELLADORA ANDINA S.A.

INFORMATION ON CORPORATE GOVERNANCE PRACTICES PURSUANT TO CHILEAN GENERAL RULE Nº 341 APPROVED DURING BOARD SESSION HELD MARCH 26, 2013.

PRACTICE	Adoption
	YES	NO
1.- Procedures of the Board of Directors
A. The adequate and timely information of the Board of Directors about the Company’s business and risks, as well as its main policies, controls and procedures

a)  The Board of Directors has an induction procedure/mechanism for each new director, by means of which he is informed with respect to the company, its business, risks, policies, procedures, main accounting criteria and the most relevant current legal framework which is applicable to the company and the Board of Directors.

x

Comment: Within 15 days following the date of its renewal, the Board of Directors has instructed the Chief Executive Officer to send to each of the elected directors a copy of the latest financial statements of the company, its Code of Business Conduct, and its Manual of Management of Relevant Information, proposing also a schedule of meetings with the main officers of the company

b)  The Board of Directors has a policy for the hiring of consultants specialized in accounting, financial and legal matters which, among others, provides for the allocation of a special and sufficient budget for those purposes. In addition, the policy is annually reviewed, based on the expected needs.

x

Comment:

i)  In the case that the Board of Directors considers it convenient, by a simple majority of its members, it will request the Chairman of the Board to handle the recruitment of consultants specialized in accounting, financial and legal matters, either temporarily or indefinitely, on such terms and conditions defined by the Board of Directors according to the aforementioned quorum. The hiring of these consultants will end, in any case, at the time of the revocation of the Board of Directors which requested their recruitment; and

ii)A budget to be assigned by the Board of Directors for the recruitment of counselors specialized in accounting, financial and legal matters, will be submitted for the approval of the Shareholders’ Meeting, in an amount equivalent at least to what has been established by Chilean Corporate Law for a Directors’ Committee.

EMBOTELLADORA ANDINA S.A.

INFORMATION ON CORPORATE GOVERNANCE PRACTICES PURSUANT TO CHILEAN GENERAL RULE Nº 341 APPROVED DURING BOARD SESSION HELD MARCH 26, 2013.

PRACTICE	Adoption
	YES	NO

c)       The Board of Directors meets at least every six months with the external accounting firm in charge of the audit of financial statements, to analyze:

i.    The yearly audit program or plan

ii.   Possible differences detected in the audit with respect to accounting practices, management systems and internal audit.

iii.  Possible significant deficiencies that might have been detected and irregular situations that due to their nature must be reported to the competent oversight authorities.

iv.  The results of the yearly audit program.

v.   Any conflicts of interest that might exist regarding the audit firm or its employees, in the rendering of services to the company or to the companies of the economic group, as well as other situations.

However, the matters analyzed during Board sessions must be done without the presence of management or senior officers.

x

Comment: External Auditors meet periodically with the Company’s Directors’ Committee.  On the other hand, the matters to be analyzed during Board sessions without the presence of management or senior officers are defined on a case-by-case basis.  Finally, the Directors’ Committee and Audit Committee review some matters of their interest without the presence of management.

Notwithstanding the foregoing, during Board session held March 26, 2013, the Board of Directors agreed to semiannually convoke the representatives of the Company’s external auditors, in the months of January and August each year, in order to analyze the matters subject to this section. The presence of the Company’s principal officers during these sessions will discussed on a case-by-case basis, depending on the matters to be addressed, and the decision made on this regard will be recorded in Board Minutes.

A. The proper functioning of the Board of Directors and its continuity in the absence of one or more of its members.
a) The Board of Directors has an established procedure to detect and implement possible improvements to the functioning of the Board of Directors as a whole and a	x

EMBOTELLADORA ANDINA S.A.

INFORMATION ON CORPORATE GOVERNANCE PRACTICES PURSUANT TO CHILEAN GENERAL RULE Nº 341 APPROVED DURING BOARD SESSION HELD MARCH 26, 2013.

PRACTICE	Adoption
	YES	NO
person or entity unaffiliated to the Company does that procedure at least once a year.

Comment: Nevertheless considering that said evaluation must be a continuous and permanent process, at session held March 26, 2013, the Board of Directors agreed that once a year on a date that shall be defined by the Board of Directors, they will state their opinion regarding possible opportunities of improvements that they might have detected in the functioning of the Board of Directors as a whole, and it will be treated as a special matter of the table.  At said session, the Board will review measures proposed by the members and will state their opinion by majority of members present at the respective session, as to whether the implementation of said measures submitted for review and analysis is to proceed or not.  The measures to be implemented approved by the Board will be recorded in Board Minutes.

Additionally, prior to the Board session referred to in the previous paragraph, the Directors’ Committee will analyze if it is convenient for the Board to count with external counsel from a person or entity independent of the Company (the “External Consultant”) that will be in charge of reviewing, detecting and suggesting to the Board, the implementation of possible improvements to its functioning as a whole, reporting its opinion to the Board of Directors.  Once the Directors’ Committee’s opinion is received, the Board of Directors will decide upon the recruitment of an External Consultant.

In the event that the Board approves the hiring of the external consultant, the External Consultant will carry out this process annually, and a formal presentation will be submitted to the Board of Directors with the result of the process.

a)            The Board has established a policy whereby it proposes to the directors the monthly minimum time, which, in its opinion, it is desirable that each director should exclusively destine to the fulfillment of said role in the Company, in view of its particular characteristics.

However, whether or not said policy is available to shareholders and the general public must be indicated.

X

Comment: The Company has not established a policy as the one consulted. This is because it does not consider it necessary given that the Chilean Corporate Law is clear with respect to the duties and responsibilities of the

EMBOTELLADORA ANDINA S.A.

INFORMATION ON CORPORATE GOVERNANCE PRACTICES PURSUANT TO CHILEAN GENERAL RULE Nº 341 APPROVED DURING BOARD SESSION HELD MARCH 26, 2013.

PRACTICE	Adoption
	YES	NO
directors of a Chilean public company.

a)           The Board of Directors has a mechanism/procedure to maintain adequately documented, principles, elements and other Company information that is being reviewed or considered to adopt the various agreements of the Board of Directors, in order to avoid affecting the normal and timely decision making as a consequence of replacement, disability, absence or resignation of one or more of its members.

X
Comment: These records are filed both electronically and physically by the Secretary of the Board, and are available to the members of the Board upon request.
B. Treatment by the Board of Directors of potential conflicts of interest that may arise in the exercise of office as director.

a)            A Code of Conduct governs the Board of Directors which at least: i) identifies the main situations that constitute a conflict of interest; and (ii) describes the procedures for a director to declare and to resolve a conflict of interest.

Said Code, refers at least to situations that although not specifically contained in the law, if poorly resolved, could end up affecting the company’s interest.

However, whether or not the code of conduct is available to shareholders and the general public must be indicated.

X
The Company has a Code of Business Conduct, which is available to shareholders and the public in general on its website.
A. The relationship between the Company, shareholders and the general public.
B. Information required by shareholders and investors for a correct decision making, and the mechanisms that facilitate the participation of shareholders at Shareholders’ Meetings
a) For purposes of the process of nomination and election of Directors, the Board of Directors has a policy and procedure so that the general manager may develop	X

EMBOTELLADORA ANDINA S.A.

INFORMATION ON CORPORATE GOVERNANCE PRACTICES PURSUANT TO CHILEAN GENERAL RULE Nº 341 APPROVED DURING BOARD SESSION HELD MARCH 26, 2013.

PRACTICE	Adoption
	YES	NO

and make available to the shareholders, with at least two days prior to the Meeting, a document containing the experience and professional profile of the candidates for Director that, so far, have provided such information to the company.

Comment: The Company’s Chief Executive Officer must, at least two days prior to the Shareholders’ Meeting, prepare and make available to shareholders on the Company’s website, a document containing the experience and professional profile of candidates for director that, so far, have provided such information to the Company.

b) The Company has a mechanism that allows the remote voting and participation in real-time of shareholders at the Shareholders’ Meetings.		X

Comment: The Company has not implemented a system as the one consulted because it does not consider it necessary. The Board of Directors will permanently evaluate the convenience of establishing it in the future.

c)  The Company has electronic mechanisms that allow timely disclosure to the market, during the course of the Shareholders’ Meeting, of the agreements adopted, as well as other relevant events occurring during said meeting.

X

Comment: The Company has implemented a system whereby it discloses to the market, over the course of the Shareholders’ Meeting and in real time, agreements taken as well as other relevant events occurring during said meeting, by means of incorporating this information of the Company’s website.

d)  The Company has a person, unit, or system whose main purpose is to respond in a timely fashion to concerns which are reasonably expressed by shareholders and investors, domestic or foreign, with respect to the situation, progress and publicly known business of the entity, indicating also where they can obtain the information that by law can be provided to shareholders and the public in general.

X

EMBOTELLADORA ANDINA S.A.

INFORMATION ON CORPORATE GOVERNANCE PRACTICES PURSUANT TO CHILEAN GENERAL RULE Nº 341 APPROVED DURING BOARD SESSION HELD MARCH 26, 2013.

PRACTICE	Adoption
	YES	NO

Comment: The Company has a department exclusively dedicated to the attention of shareholders and investors, domestic or foreign, with respect to the situation, progress and publicly known business of the Company.

e) The Board of Directors has a formal procedure for analyzing and evaluating the adequacy, timeliness and relevance of the various disclosures that the entity reports to the market, in order to constantly improve the information that the Company provides to the public in general.

x

Comment: The Company’s Directors’ Committee is responsible for reviewing the so-called “Press Releases” of the Company’s audited annual financial statements, and its quarterly financial statements. Likewise, said Committee is in charge of reviewing and analyzing the press releases about the Company’s earnings.

f) The Company has an updated website through which shareholders can access all its public information, in a simple and easily accessible manner.	x
Comment: www.koandina.com
C. Other practices adopted by the Company, referred to the materials of this paragraph (No more than 5).
3.- The replacement and compensation of principal officers.
A. The replacement procedures and compensation plans and policies for principal officers.

1. The Board of Directors has a procedure to facilitate the adequate functioning of the Company should the general manger or any principal officer shall be replaced or lost.  Said procedures contemplate selection policies and mechanisms for the selection of potential replacements and the adequate transfer of duties and information of the general manager or principal officer to its replacements or to the Board of Directors.

x
Comment: The appointment of the Company’s General Manager is a custodial and non-delegable function of the Board of Directors. In the case of

EMBOTELLADORA ANDINA S.A.

INFORMATION ON CORPORATE GOVERNANCE PRACTICES PURSUANT TO CHILEAN GENERAL RULE Nº 341 APPROVED DURING BOARD SESSION HELD MARCH 26, 2013.

PRACTICE	Adoption
	YES	NO

replacement or loss of the Chief Executive Officer or a Principal Officer of the company, the Chairman must convene a session of the Executive Committee at which the alternatives existing at that moment for the selection of candidates qualified for the corresponding office will be discussed. The result of this analysis will be submitted for consideration by the Board of Directors at the Board session immediately following, or during an extraordinary session, if so required.

2. The Board of Directors has established guidelines and formal procedures to prevent that the policies of compensation and indemnification of managers and senior officers, may create incentives to these executives to expose the company to risks that are not consistent with the policies defined on the subject or the committing of any unlawful acts.

x

Comment: Pursuant to Article 50 Bis of the Chilean Corporate Law, it is the Directors’ Committee of Public Companies that shall “examine the salary systems and compensation plans of managers, principal officers and employees of the Company.”

Nevertheless, the Company has not established formal guidelines for said purposes.

B. Other practices adopted by the Company referred to matters of this paragraph. (No more than 5).
4.- The definition, implementation and monitoring of policies and procedures of internal control and risk management of the company

A. The adequate management of inherent risks of the Company’s business and of the adoption of corresponding measures so that the risks eventually assumed by the company, are framed within the policies defined for this purpose.

a) The company has policies and formal procedures for risk management, and the relevant staff, independent of the contractual relationship with the company, is duly informed and trained with respect to such matters. In addition, these policies and procedures are reviewed periodically and updated, if appropriate

x

Comment: The Company’s business risk management is regulated in its insurance recruitment policy. This policy is based mainly on management approach, supported by external advice from expert advisors on the subject matter.

In addition, the Company constantly applies a series of policies and procedures

EMBOTELLADORA ANDINA S.A.

INFORMATION ON CORPORATE GOVERNANCE PRACTICES PURSUANT TO CHILEAN GENERAL RULE Nº 341 APPROVED DURING BOARD SESSION HELD MARCH 26, 2013.

PRACTICE	Adoption
	YES	NO

designed to ensure the safety of its processes and the quality of its products, which include evaluation matrixes of safety and environmental risk assessment, critical points of process control, manuals of emergency management, tracking of corrective and preventive actions, etc.

a) The Board of Directors has a Committee or unit that reports directly to it, dedicated to control that the policies and procedures, referred to in the previous letter a), are met and therefore, exposure to the risks actually assumed, are according to what has been defined in such policies.

x

Comment: The Company’s internal audit department reports periodically to the Audit Committee in relation to compliance with the policies and procedures referred to in the previous point. Employees of said department depend on this Committee, both hierarchical as administratively.

b) The company has an established procedure and known by its staff, regardless of the contractual relationship, specially designed for the denunciation of any irregularities or illegal acts, and that guarantees confidentiality of the identity of the complainant.

x

Comment: The Company has a system that operates anonymously via the Internet, and that has been specially designed for the reception of complaints concerning possible irregularities or unlawful acts committed within the Company.

c) The Board has implemented a Code of Ethical Conduct, which defines the guiding principles for its staff, independent of the contractual relationship with it, and has appropriate procedures to train its personnel with regard to such principles.

x

Comment: The Company’s Code of Business Conduct defines the guiding principles for its staff, independent of the contractual relationship with it. The Code expressly establishes that the General Manager of the company is responsible for making presentations to employees in order to familiarize them with this Code and other matters related to the same.

EMBOTELLADORA ANDINA S.A.

INFORMATION ON CORPORATE GOVERNANCE PRACTICES PURSUANT TO CHILEAN GENERAL RULE Nº 341 APPROVED DURING BOARD SESSION HELD MARCH 26, 2013.

PRACTICE	Adoption
	YES	NO
B. Other practices adopted by the company, referred to the matters of this paragraph (No more than 5).
5.- Other practices adopted by the Company, that are not referred to the above-mentioned matters (No more than 5)
*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By: /s/ Jaime Cohen
Name: Jaime Cohen
Title: Chief Legal Officer

Santiago, July 1, 2013